April 12, 2006


Mail Stop 4561

Mr. Jose Rafael Fernandez
President and Chief Executive Officer
Oriental Financial Group Inc.
998 San Roberto Street
Professional Offices Park SE 4th Floor
San Juan, Puerto Rico 00926
Via Facsimile and U.S. Mail

Re:	Oriental Financial Group Inc.
	Form 10-K for Fiscal Year Ended June 30, 2005
	Form 10-Q for Fiscal Quarter Ended September 30, 2005
	File No. 001-12647

Dear Mr. Fernandez:

We have reviewed your response letter filed March 27, 2006 and have the following comments.

Form 10-K for Fiscal Year Ended June 30, 2005

Part I

Item 1. Business, page 2

1. We note your response to comment two of our letter dated
December
9, 2005 that you will provide an enhanced discussion of your banking activities including your underwriting procedures and criteria as well as your process for determining whether transfers of financial assets qualify for true sale accounting pursuant to paragraph 9 of SFAS 140 in future filings. In light of your reevaluation of accounting and financial reporting related to certain loan purchases and the fact that you will be filing an amendment to your June 30, 2005 Form 10-K, please include such discussion in your amendment.

Item 9A. Controls and Procedures, page 15

2. We note that you plan to amend your periodic reports to file restated financial statements. Please describe the effect of the restatement on the officers` conclusions regarding the effectiveness of the company`s disclosure controls and procedures. See Item 307 of
Regulation S-K. If the officers` conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers` conclusions.

Attestation Report of Independent Registered Public Accounting
Firm
on Section 404

3. We note your response to comment three of our letter dated
December 9, 2005 that you will amend your June 30, 2005 Form 10-K to include a signed copy of your Attestation Report on Section 404.
Please tell us when you plan to file the amendment.

Management`s Discussion and Analysis

General

4. In your response to comment four of our letter dated December
9,
2005 as well as in your Form 8-K filed on April 28, 2005 you discuss your new business model adopted in fiscal 2004 which was put in place to speed up your transition to become a more traditional asset-based financial institution. In future filings, beginning with your December 31, 2005 Form 10-K please include a robust discussion of this new model. Your disclosure should address the impact that the new business model will have, or is reasonably likely to have, on the company`s liquidity, capital resources and results of operations as well as help readers ascertain the likelihood that past performance is indicative of future performance. Please refer to Interpretive Release Number 33-8350.

* * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3490 if you have any questions.


Sincerely,



Donald A. Walker
Senior Assistant Chief Accountant

Mr. Jose Rafael Fernandez
Oriental Financial Group Inc.
April 12, 2006
Page 1